MEMORANDUM

TO:	Michael Rosenberg Attorney-Adviser Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Associate General Counsel, Insurance Legal
DATE:	February 8, 2022
SUBJECT:	Response to Comments for Post Effective Amendment No. 4 for File No. 333-235565 (Elite Access II); to the Registration Statement on Form N-4; Jackson National Separate Account - I (“Registrant”) of Jackson National Life Insurance Company (“Jackson”)

This memorandum is in response to the comments you provided via telephone on January 10, 2021 for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

Excerpted pages of the Statutory Prospectus and the Rate Sheet for File No. 333-235565, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the documents. A post-effective amendment to the above-referenced registration statements will subsequently be filed in response to the comments. Corresponding changes will be made to the Initial Summary Prospectus and Updating Summary Prospectus, as applicable.

Glossary (p. 1)

1.Consider defining GMDB since it applies to the EarningsMax benefit and the Return of Premium (“ROP”) Death Benefit.

Response: Registrant currently does not include definitions for “GMDB” in any of its variable annuity product prospectuses, choosing instead to provide inline explanations as discussions of GMDBs arise throughout the prospectus. Adding this glossary term to the current product would make it inconsistent with all other product prospectuses. Registrant respectfully declines to make the suggested change at this time, but intends to do analysis of all products at an appropriate juncture to determine whether holistic changes are appropriate.

Information You Should Consider About the Contract (p. 5)

2.Under the Optional Benefits row of the table, consider adding the following sentence: “Withdrawals may reduce the value of certain benefits by an amount greater than the value withdrawn.”

Response: The above-referenced change has been made. (p. 1)

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Benefits Available Under the Contracts Table (p. 16)

3.Under the EarningsMax row, if accurate, please consider stating that the purpose of the death benefit is to help offset federal and state taxes payable upon death in the contract.

Response: The above-referenced change has been made. The “Purpose” field for EarningsMax now reads:

“Increases the amount of the death benefit payable at your death based on a percentage of Contract earnings, which may help offset state and federal taxes due at the time of your death.” (p. 2)

4.Under the EarningsMax row, in the “Maximum Fee” column, the parenthetical is different from the Liquidity rider parenthetical, but both use the same description in the fee table. For consistency, please use the same language or explain supplementally what the difference is.

Response: The parenthenticals for both EarningsMax and the Liquidity Option have been revised as follows:

“(as an annualized percentage of the average daily Contract Value in the Investment Divisions)” (pp. 2-3)

5.Under the ROP Death Benefit row, in the “Maximum Fee” column, add a parenthetical identifying that the maximum fee is a percentage of benefit base.

Response: The above-referenced change has been made. (p. 2)

6.Under the ROP Death Benefit row, in the “Brief Description of Restrictions/Limitations” column, where it is stated that withdrawals may prematurely reduce the value, please state "significantly" and add that withdrawals may reduce the value of the benefit by more than the amount withdrawn.

Response: The above-referenced change has been made. (p. 2)

Death Benefit (p. 32)

7.In the EarningsMax section, if accurate, please consider stating that the purpose of the death benefit is to help offset federal and state taxes payable upon death in the contract.

Response: The first sentence of the EarningsMax section has been revised as follows:

“The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death, which may help offset state and federal taxes due upon your death.” (p. 4)

8.In the EarningsMax section, in the second to last paragraph starting with “Unlike the basic death benefit...” please provide more clarity as to how this operates. For example, if you have earnings, reach age 95 and annuitize, how does this benefit operate?

Response: Registrant respectfully believes that this information is already covered in the preceding paragraphs which go into detail on the percentage of earnings that will be added to the death benefit amount at the time it becomes payable. The paragraph identified in this comment is intended solely to disclose that the benefit is only payable if the owner chooses to annuitize on the Latest Income Date as defined in the contract. No changes have been made.

9.In the ROP Death Benefit section, in the second to last paragraph starting with “Unlike the basic death benefit...” please provide more clarity as to how this operates. For example, if you have earnings, reach age 95 and annuitize, how does this benefit operate?

Response: Registrant respectfully believes that this information is already covered in the preceding paragraphs which go into detail on the how this death benefit is calculated at the time it becomes payable. The paragraph identified in this comment is intended solely to disclose that the benefit is only payable if the owner chooses to annuitize on the Latest Income Date as defined in the contract. No changes have been made.

10.In the Spousal Continuation Option sub-section, consider editing the "if your spouse elects to continue the Contract, any GMDB will terminate" paragraph to state that this includes EarningsMax.

Response: The above-referenced paragraph has been revised to more broadly capture all add-on death benefits as follows:

“If your spouse elects to continue the Contract, any add-on death benefit will terminate upon the death of the Owner.” (p. 5)

Rate Sheet

11.Please note that a change in current fees may also impact the dollar range for lowest and highest annual cost and consider including these in the rate sheet.

Response: The following section has been added to the Rate Sheet Supplement immediately following the section identifying the current minimum and maximum annual fees:

“The current lowest and highest annual cost estimates, as displayed in the “Ongoing Fees and Expenses (annual charges)” section of the table contained in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the prospectus are:

LOWEST ANNUAL COST: $_____	HIGHEST ANNUAL COST: $_____
Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Fund fees and expenses
•No add-on benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals
Assumes: •Investment of $100,000 •5% annual appreciation •Most expensive combination of add-on benefits, Fund fees, and expenses •No sales charges •No additional purchase payments, transfers or withdrawals
” (pp. 6-7)

Please contact me at (517) 331-4262 if you have any questions or require additional information.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Optional Benefits • Not all add-on benefits are available through all broker-dealers and may vary by state or date of purchase. • We may modify or discontinue an add-on benefit at any time. • Withdrawals may reduce the value of certain benefits by an amount greater than the value withdrawn. Benefits Available Under the Contract TAXES Tax Implications • Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract. • If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. • Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½. Taxes CONFLICTS OF INTEREST Investment Professional Compensation Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment. Distribution of Contracts Exchanges Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract. Non-Qualified Contracts - 1035 Exchanges. 5

Add-On Death Benefits Available for a Fee.

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
EarningsMax	Increases the amount of the death benefit payable at your death based on a percentage of Contract earnings, which may help offset state and federal taxes due at the time of your death.	Maximum: 0.70% (as an annualized percentage of ~~daily account value of your allocations to~~the average daily Contract Value in the Investment Divisions)	• Available only at Contract issue. • The benefit cannot be terminated. • Available to owners age 75 or younger. • Subject to maximum benefit. • On each fifth Contract Anniversary, the Guaranteed Minimum Death Benefit ("GMDB") charge may be increased. • No benefit will be paid if (i) there are no earnings in your contract, or (ii) your spouse exercises the Spousal Continuation Option. • The Fixed Account Options are not available if you elect EarningsMax.
Return of Premium Guaranteed Minimum Death Benefit	Changes your basic death benefit during the accumulation phase of your Contract to the greater of: (i) Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or (ii) all Premiums paid into the Contract (net of any applicable premium taxes and charges), reduced for withdrawals (including any applicable adjustments) in proportion to the reduction in the Contract Value at the time of the withdrawal.	Maximum: 0.40% (as a percentage of benefit base)	• Withdrawals may significantly~~prematurely~~ reduce the value of this Return of Premium Death Benefit. • Withdrawals may reduce the value of this benefit by more than the dollar amount of the withdrawal. • On each fifth Contract Anniversary, the GMDB charge may be increased. • Ownership changes are allowed, but Covered Lives cannot be changed.

Add-On Living Benefits Available for a Fee.

The current annual charges for the add-on benefits are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product-literature-1.html. For a list of historical add-on benefit charges, please see "Appendix E (Historical Add-On Benefit Charges)." All add-on living benefits:

- must be added on the Issue Date.
- terminates when you annuitize.
- cannot be cancelled by you (except upon spousal continuation).

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NAME OF BENEFIT	PURPOSE	FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Liquidity Option	If you elect this Option, you will not pay a withdrawal charge when you make a partial or full withdrawal. This option removes the five year withdrawal charge schedule that would otherwise apply. Best if you anticipate taking or needing to take a large withdrawal that would otherwise be subject to charges under the five year withdrawal charge schedule imposed on each Premium payment.	0.25% on (as an annual basisannualized percentage of the average daily Contract Value in the Investment DivisionsDivision s)	• Charges are deducted daily as part of the calculation of the value of the Accumulation Units. • The Capital Protection Program is not available on Contracts with the Liquidity Option.

Other Add-On Benefits Included With All Contracts At No Additional Cost.

NAME OF BENEFIT	PURPOSE	FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Rebalancing	Automatically reallocates your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.	None	• Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and we impose any transfer restrictions or requirements on the one-year Fixed Account Option.
Dollar Cost Averaging	Automatically transfers a dollar amount or percentage of money periodically from the one-year Fixed Account Option or any of the Investment Divisions into the Investment Divisions and other Fixed Account Options.	None	• Restrictions may apply if we impose any transfer restrictions on the one-year Fixed Account Option You may cancel your Dollar Cost Averaging program using whatever methods you use to change your allocation instructions.
Dollar Cost Averaging Plus (DCA+)	If available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with systematic transfers from the DCA+ Fixed Account Option to one or more of the Investment Divisions or other Fixed Account Options. From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option.	None	• Restrictions may apply if we impose any transfer restrictions on the one-year Fixed Account Option. • The DCA+ Fixed Account Option is only available for new Premiums. • A Contract Value of $15,000 is required to participate.
Earnings Sweep	Allows you to choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the JNL/WMC Government Money Market Investment Division).	None	• May only be added within 30 days of the issue date of your Contract. • You may cancel your Earnings Sweep program using whatever methods you use to change your allocation instructions.

18

We will pay the Contract's basic death benefit unless you have elected an add-on death benefit. If the Contract includes a guaranteed minimum death benefit, we will, according to the Contract's current allocation instructions on file, deposit into the Contract's Investment Divisions and Fixed Account the amount by which the guaranteed minimum death benefit exceeds the Contract's account value established at the close of business on the date we receive all documentation in Good Order from the first Beneficiary to submit a claim form. Basic Death Benefit. The basic death benefit is payable during the accumulation phase. The death benefit equals your Contract Value on the date we receive all required documentation from your Beneficiary. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit. If you have a joint Owner, the death benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. Earnings Protection Benefit (“EarningsMax”). The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death, which may help offset state and federal taxes due upon your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued. If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below. If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below. For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value exceeds Remaining Premium. If the earnings amount is negative, i.e., the Remaining Premium is greater than your Contract Value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial Premium if you die in the first Contract year). Upon your death, unless your spouse continues the Contract under the Spousal Continuation Option (please see “Spousal Continuation Option” on page 35), the Earnings Protection Benefit will be paid and the Earnings Protection Benefit will terminate. You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit. No Earnings Protection Benefit will be paid: • if there are no earnings in your Contract; or • if your spouse exercises the Spousal Continuation Option (described below). On each fifth Contract Anniversary, the GMDB charge may be increased. If you elect to opt out of the current charge increase and any future charge increases at the time an increase is announced, Premium payments subsequent to such election will not be allowed. For more information, please see “Add-On Benefit Expenses”. Unlike the basic death benefit, this add-on death benefit may provide value on or after the Income Date. Payment under this add-on death benefit will only be made if you wait until the Latest Income Date to begin receiving income payments. If the Income Date is before the Latest Income Date, then this add-on death benefit terminates, and no death benefit is payable. However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the Earnings Protection Benefit on the Latest Income Date. The Earnings Protection Benefit may not be available in your state. See your financial professional for information regarding the availability of the Earnings Protection Benefit. Return of Premium Guaranteed Minimum Death Benefit (“Return of Premium GMDB”) changes your basic death benefit during the accumulation phase of your Contract to the greater of: 33 distributions or take a lump-sum distribution of the Contract Value. Under a non-qualified Contract, the designated beneficiary will receive a lump-sum distribution of the Contract Value. Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary. If the Beneficiary elects to receive the death benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the death benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire death benefit will be paid within 5 years of the Owner’s date of death. The death benefit will remain invested in the Investment Divisions in accordance with the allocation instructions given by the Owner until a payout option is selected, or new instructions are received from the Beneficiary after the claim is processed. For more information, please see “Spousal Continuation Option” below. Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date. However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death. The Pre-selected Death Benefit Option may not be available in your state. Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time. Moreover, except as described below, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Spousal Continuation Option may not be available in your state. See your financial professional for information regarding the availability of the Spousal Continuation Option. If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level. If your spouse elects to continue the Contract, any add-on death benefit optional Guaranteed Minimum Death Benefit will terminate upon the death of the Owner. The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Pre-selected Death Benefit Option may not be available in your state. Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies. Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named. 35

Rate Sheet Prospectus Supplement Dated April __, 2022 To The Prospectus Dated April __, 2022 For ELITE ACCESS II® FLEXIBLE PREMIUM VARIABLE AND FIXED DEFERRED ANNUITY Issued by Jackson National Life Insurance Company® through Jackson National Separate Account - I This Rate Sheet Prospectus Supplement is to be used in connection with the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-644-4565; www.jackson.com. The purpose of this Rate Sheet Prospectus Supplement (“Supplement”) is to provide the current annual add-on benefit charges (referred to as the “charges”) for the EarningsMax Guaranteed Minimum Death Benefit (“GMDB”), Return of Premium GMDB, and the Liquidity Option. This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement and must be used in conjunction with an effective prospectus. For complete information about the add-on benefits referenced in this Rate Sheet Prospectus Supplement, please see the applicable subsections under the “CONTRACT CHARGES,” “ACCESS TO YOUR MONEY,” and “DEATH BENEFIT” sections in the prospectus. The charges below apply for applications signed on or after April __, 2022. It is important that you have the most current Rate Sheet Prospectus Supplement as of the date you sign your application. This Supplement has no specified end date and can be superseded at any time. If we supersede this Supplement with a new Rate Sheet Prospectus Supplement, the new Rate Sheet Prospectus Supplement will be filed a minimum of 10 business days prior to its effective date. The current annual charges for the EarningsMax GMDB, Return of Premium GMDB, and Liquidity Option add-on benefits are: Add-on Benefit Name Current Annual Charge EarningsMax GMDB 0.35% Return of Premium GMDB 0.20% Liquidity Option 0.25% The current minimum and maximum annual fees (for a single optional benefit), as displayed in the “Ongoing Fees and Expenses (annual charges)” section of the table contained in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the prospectus are: ANNUAL FEE MINIMUM MAXIMUM 3. Optional benefits available for an additional charge (for a single optional benefit, if elected) 0.20%3 0.35%3 3. The minimum fee reflects an annualized percentage of Contract Value. The maximum fee reflects an annualized percentage of average daily account value of Investment Divisions. Page 1 of 2

The current lowest and highest annual cost estimates, as displayed in the “Ongoing Fees and Expenses (annual charges)” section of the table contained in the “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” section of the prospectus are: LOWEST ANNUAL COST: $_____ HIGHEST ANNUAL COST: $_____ Assumes: • Investment of $100,000 • 5% annual appreciation • Least expensive combination of Fund fees and expenses • No add-on benefits • No sales charges • No additional purchase payments, transfers or withdrawals Assumes: • Investment of $100,000 • 5% annual appreciation • Most expensive combination of add-on benefits, Fund fees, and expenses • No sales charges • No additional purchase payments, transfers or withdrawals In order for you to receive the charges disclosed in this Supplement, your application must be signed on or after the date referenced above. We must receive your application in Good Order within 14 calendar days from the date you sign your application, and your initial Premium Payment must be received within 14 calendar days (60 calendar days for 1035 exchanges, direct transfers, or direct rollovers) from the date you sign your application. Once your Contract is issued with the add-on benefit, the charges disclosed in this Supplement will not change as long as you own the the add-on benefit, however the charges will be subject to any charge increase provisions outlined in your Contract. Subject to the timing requirements stated above, if the charges that we are currently offering on the day your Contract is issued are more beneficial to you than the charges we were offering on the date you signed your application, you will receive the more beneficial set of charges. For example, if the current annual charges we are currently offering on the day your Contract is issued are higher than the charges we were offering on the date you signed your application, your Contract will be issued with the charges that were in effect on the day you signed your application, subject to meeting the timing requirements stated above. Conversely, if the current annual charges we are currently offering on the day your Contract is issued are lower than the charges we were offering on the date you signed your application, you will receive the lower set of charges, subject to meeting the timing requirements above. If the necessary paperwork and initial Premium Payment are not received within the timelines referenced above, you will receive the applicable charges in effect as of the Contract's Issue Date. If your application was signed prior to the application date shown above, please refer to your Contract for the charges applicable to your add-on benefits, or contact our Customer Care Center. All Rate Sheet Prospectus Supplements are available by contacting our Customer Care Center at 1-800-644-4565, and are also available at www.jackson.com/product-literature-1.html. _________________________________ To be used with JMV23537 _____ Page 2 of 2 JPV100164 _____